OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

YOUNG BROADCASTING INC.
(Name of Issuer)
Class A Common Stock, $0.001 par value per share
(Title of Class of Securities)
987434107
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	987434107

1	NAMES OF REPORTING PERSONS TCS CAPITAL GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	987434107

1	NAMES OF REPORTING PERSONS ERIC SEMLER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13G/A
This Amendment No. 6 (this “Amendment”) to Schedule 13G (the “Schedule 13G”), relating to shares of Class A Common Stock, par value $0.001 per share (the “Common Stock”), of Young Broadcasting Inc. (the “Issuer”), is being filed on behalf of TCS Capital GP, LLC, a Delaware limited liability company (“TCS GP”), and Eric Semler, the principal of TCS GP (together with TCS GP, the “Reporting Persons”).
This Amendment is being filed to report that the Reporting Persons no longer beneficially own shares of the Issuer’s Common Stock and amends and restates Items 4 and 5 of the Schedule 13G as follows:

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:
The Reporting Persons may be deemed to be the beneficial owners of 0 shares of Common Stock.

Item 4(b)	Percent of Class:
The number of shares of Common Stock the Reporting Persons may be deemed to beneficially own constitutes approximately 0.0% of the total amount of Common Stock outstanding.

Item 4(c)	Number of shares as to which the Reporting Persons have:
The Reporting Persons have the sole power to vote and dispose of 0 shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☑.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2009	TCS CAPITAL GP, LLC
	By:	/s/ Eric Semler
		Name:	Eric Semler
		Title:	Managing Member

ERIC SEMLER
	By:	/s/ Eric Semler

5